Exhibit 99.1

Reunion Neuroscience Inc. and MPM BioImpact Announce Completion of Plan of Arrangement

TORONTO, August 1, 2023 – Reunion Neuroscience Inc. (TSX: REUN, NASDAQ: REUN) ("Reunion" or the "Company"), a clinical-stage biopharmaceutical company committed to developing innovative and patented therapeutic solutions for underserved mental health conditions and MPM BioImpact ("MPM") are pleased to announce the completion of the previously announced plan of arrangement (the "Arrangement") effective today, whereby MPM acquired Reunion in an all-cash transaction valued at approximately US$13.1 million by way of a court-approved plan of arrangement under Section 192 of the Canada Business Corporations Act.

Pursuant to the terms and conditions of a definitive arrangement agreement entered into by Reunion and affiliates of MPM on May 31, 2023, all holders of outstanding common shares ("Shares") of Reunion are entitled to receive US$1.12 in cash for each Share held immediately prior to the effective time of the Arrangement.

As previously announced, the Arrangement was approved by shareholders of the Company at its special meeting of shareholders held on July 12, 2023 and by the Ontario Superior Court of Justice (Commercial List) on July 14, 2023.

All registered shareholders of the Company must complete, sign, date and return the letter of transmittal, which has been previously mailed and is available under the Company's SEDAR+ profile at www.sedarplus.ca, with accompanying Share certificate(s) and DRS advice-statement(s) (if applicable) to Computershare Investor Services Inc. as soon as possible, if they have not already done so. Non-registered Shareholders should contact their broker or other intermediary for instructions and assistance in receiving the consideration in respect of their Shares.

With the completion of the Arrangement, the Shares are expected to be de-listed from the Toronto Stock Exchange on the close of markets on or around August 2, 2023. The Company is in the process of applying to cease to be a reporting issuer under applicable Canadian securities laws. The Shares will be delisted from the Nasdaq Global Select Market and deregistered under the Securities Exchange Act of 1934, as amended.

About Reunion Neuroscience Inc.

Reunion is committed to developing innovative therapeutic solutions for underserved mental health conditions. The Company’s lead asset, RE104, a proprietary, novel, serotonergic psychedelic compound and the only 4-OH-DiPT prodrug in clinical development, is being developed as a potential treatment for postpartum depression that could provide rapid symptom relief and durable efficacy. RE104 is protected under U.S. Patent No. 11,292,765 issued on April 5, 2022 (priority June 30, 2020), with claims for composition of matter, methods of manufacturing, formulations and methods of use for a genus of hemiester tryptamines, including RE104, which could provide protection out to June 30, 2041. Reunion is also developing the RE200 series, which includes preclinical compounds with enhanced receptor selectivity to address additional therapeutic applications.

Neither the Toronto Stock Exchange, nor its Regulation Services Provider, have approved the contents of this release or accept responsibility for the adequacy or accuracy of this release.

For further information:

Investor Contacts:
Irina Koffler
LifeSci Advisors, LLC
646.970.4681
ikoffler@lifesciadvisors.com